UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the Transition Period from ___________ to _____________

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gottschalks Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720
(559) 434-4800

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gottschalks Inc.
Retirement Savings Plan

Date: June 30, 2003

By /s/ Michael S. Geele
Senior Vice President/Chief Financial Officer

Gottschalks Inc.
Retirement Savings Plan
Financial Statements
December 31, 2002 and 2001

Gottschalks Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Gottschalks Inc.
Retirement Savings Plan

We have audited the financial statements of the Gottschalks Inc. Retirement Savings Plan ("the Plan") as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By /s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 22, 2003

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 31,
                                                    ------------------------
                                                       2002         2001
                                                    -----------  -----------
Assets:
   Investments, at fair value                      $22,715,665  $23,986,119
   Participant loans                                 1,049,277    1,080,463
                                                    -----------  -----------
      Assets held for investment purposes           23,764,942   25,066,582

   Employee's contribution receivable                       --      177,279
   Employer's contribution receivable                  286,039      305,011
                                                    -----------  -----------
Net assets available for benefits                  $24,050,981  $25,548,872
                                                    ===========  ===========

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                        Years ended December 31,
                                                       ------------------------
                                                          2002         2001
                                                       -----------  -----------
Additions to net assets attributed to:
   Investment income (loss):
      Dividends and interest                          $   532,904  $   544,521
      Net realized and unrealized depreciation
         in fair value of investments                  (4,608,726)  (3,385,519)
                                                       -----------  -----------
                                                       (4,075,822)  (2,840,998)
                                                       -----------  -----------
   Contributions:
      Participants'                                     4,153,580    6,748,858
      Employer's                                        1,347,118    1,293,122
                                                       -----------  -----------
                                                        5,500,698    8,041,980
                                                       -----------  -----------
         Total additions                                1,424,876    5,200,982
                                                       -----------  -----------
Deductions from net assets attributed to:
   Withdrawals and distributions                       (2,824,979)  (4,456,991)
   Administrative expenses                                (97,788)     (62,106)
                                                       -----------  -----------
         Total deductions                              (2,922,767)  (4,519,097)
                                                       -----------  -----------
Net increase (decrease) in net assets                  (1,497,891)     681,885

Net assets available for benefits:
   Beginning of year                                   25,548,872   24,866,987
                                                       -----------  -----------
   End of year                                        $24,050,981  $25,548,872
                                                       ===========  ===========

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Gottschalks Inc. Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Gottschalks Inc. ("the Company") to provide benefits to eligible employees, as defined in the Plan document. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, or a leased employee. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective January 1, 2002, the Plan was amended to comply with recent changes to the relevant provisions of the Internal Revenue Code.

Administration - The Company has appointed an Administrative Committee ("the Committee") to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company ("Charles Schwab") to act as the trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees, which are paid by the participants, and an annual management trustee fee, which is paid by the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts at December 31, 2002 totaled approximately $13,200 and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer's contribution for the years ended December 31, 2002 and 2001 amounted to approximately $31,200 and $54,000, respectively.

Investments - Investments of the Plan are held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants can direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given. Employer contributions to the Plan are nonparticipant-directed and invested in the Gottschalks Inc. Common Stock Fund.

The Plan's investments in mutual funds and common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated April 10, 1998. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Charles Schwab, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company. An employee must be employed on the last day of the calendar quarter and have made a contribution to the Plan to receive matching contributions. During 2002 and 2001, the Company made discretionary contributions on a quarterly basis of up to 3% of a participants' quarterly eligible compensation. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year.

Vesting - Participants are immediately vested in their contributions. Participants vest ratably and are fully vested in the employer's matching contributions allocated to their account after four years of credited service, after age 65 or because of disability or death.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries will receive their total benefits in a lump sum amount in cash, or for any portion of the account that is invested in employer stock only, in cash or employer stock, equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 5.25 % to 10.5%.

NOTE 4 - PLAN OBLIGATIONS

Included in net assets available for benefits at December 31, 2002 and 2001 are benefits due to withdrawing participants for benefit claims, which have been processed and approved for payment prior to year end, but not yet paid, of approximately $84,400 and $198,000, respectively.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2002		2001
Schwab Value Advantage Money Fund	$2,562,386		$2,244,378
Gottschalks Inc. Common Stock Fund	695,275		838,757
Gottschalks Inc. Common Stock Fund	1,658,563	*	1,814,769	*
Janus Worldwide Fund	1,398,094		1,960,995
Managers Special Equity Fund	832,657		2,007,357
Schwab S&P 500 Fund	3,774,495		6,331,870
One Group Bond Fund	3,396,246		2,962,154
Strong Advantage Fund			1,625,538
Other Funds individually less than 5%
of net assets	9,447,226		5,280,764

	$23,764,942		$25,066,582

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:

	2002	2001

Strategy Portfolio Funds	($2,050,072)	($1,320,205)
Mutual Funds	(950,185)	(597,000)
Gottschalks Inc. Common Stock Fund	(1,608,469)	(1,468,314)

	($4,608,726)	($3,385,519)

NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows for the years ended December 31:

	2002	2001

Net assets:	$ 1,658,563	$ 1,814,769

	Years ended December 31,
	2002	2001
Changes in net assets:
Contributions	$ 1,347,118	$ 1,238,856
Net depreciation	(1,284,070)	(1,288,995)
Benefits paid to participants	(219,254)	(210,526)

	($ 156,206)	($ 260,665)

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Employer contributions are invested in common stock of the Company. In addition, as allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2002 and 2001 was as follows:

Date	Number of shares	Fair value	Cost

2002	1,511,716	$2,343,160	$7,530,657
2001	1,019,262	$2,639,889	$6,534,837

The Gottschalks Inc. Common Stock Fund invests primarily in the Company's common stock. The remainder of the Fund is invested in the Schwab Retirement Money Fund to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Retirement Money Fund were $10,678 and $13,637 at December 31, 2002 and 2001, respectively.

NOTE 8 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

EIN: 77-0159791
PLAN #001

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

                  Identity of issue, borrower,            Description of investment including maturity date,                 Current
                    lessor or similar party              rate of interest, collateral, par or maturity value      Cost        value
        ------------------------------------------------ ----------------------------------------------------  ----------  -----------
        Cash                                                                                                              $    60,284
*  **   Schwab Retirement Money Fund                     Mutual Fund                                          $   10,678       10,678
*       Schwab Value Advantage Money Fund                Mutual Fund                                                        2,562,386
*       Gottschalks Inc. Stock                           Common Stock                                                         695,275
*  **   Gottschalks Inc. Stock                           Common Stock                                          5,294,497    1,647,885
        Janus Worldwide Fund                             Mutual Fund                                                        1,398,094
        Loomis Sayles Bond Fund                          Mutual Fund                                                          728,880
*       Managers Special Equity Fund                     Mutual Fund                                                          832,657
        Morgan Stanley Institution Mid-Cap Value Fund    Mutual Fund                                                        1,082,699
        PIMCO Foreign Bond Fund                          Mutual Fund                                                          700,832
        PIMCO High-Yield Fund                            Mutual Fund                                                          397,330
*       Schwab S&P 500 Fund                              Mutual Fund                                                        3,774,495
        One Group Bond Fund                              Mutual Fund                                                        3,396,246
        Axa Rosenberg U.S. Small Cap Institutional Fund  Mutual Fund                                                          643,268
        Dodge & Cox Stock Fund                           Mutual Fund                                                          996,005
        Masters' Select International Fund               Mutual Fund                                                          794,865
        PIMCO Short Term Institutional Fund              Mutual Fund                                                        1,071,096
        Royce Low - Priced Stock Fund                    Mutual Fund                                                          349,044
        Tweedy, Browne Global Value Fund                 Mutual Fund                                                          584,789
        Wilshire Target Large Growth Investment Fund     Mutual Fund                                                          988,857
*       Participant loans                                Interest rates ranging from 5.25% to 10.5%                         1,049,277
                                                                                                                           -----------
                                                                                                        Total             $23,764,942
                                                                                                                           ===========

* Parties-in-interest
** Nonparticipant-directed

EIN: 77-0159791
PLAN #001

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

                                                                                  Expense                 Current value
                     Description of assets                                       incurred       Cost      of asset on
   Identity of    (include interest rate and    Purchase     Selling    Lease      with          of       transaction   Net gain
 party involved   maturity in case of a loan)     price       price    rental   transaction     asset         date      or (loss)
----------------- ---------------------------  -----------  --------- --------- -----------  -----------  ------------  ---------
Gottschalks Inc.  Common Stock                $ 1,549,698                                   $ 1,549,698  $  1,549,698

Gottschalks Inc.  Common Stock                             $ 220,597                        $   519,305                $(298,708)